VIA EDGAR

March 24, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Melissa Gilmore

Re:	Pony Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 2, 2020
File No. 333-234358

Dear Ms. Gilmore:

On behalf of our client Pony Group Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 13, 2020, regarding the Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on March 2, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement (the “Amended Registration Statement”), which is being submitted to the Commission along with this response letter.

Amended Form S-1 filed March 2, 2020

Executive Compensation, page 42

1.	Please update to provide the compensation disclosure required for your most recent fiscal year end. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the disclosure to provide the compensation for the most recent fiscal year end.

Principal Stockholders, page 43

2.	We note the beneficial ownership table is dated as of September 30, 2019. Please update the beneficial ownership table to the most recent practicable date.

Response: In response to the Staff’s comment, the Company has updated the beneficial ownership table to the most recent practicable date.

Ms. Melissa Gilmore

March 24, 2020

Item 16. Exhibits

Exhibit 10.3, page II-3

3.	Please refer to section 6.5 of your Subscription Agreement. We note the forum selection provision in your subscription agreement identifies the exclusive jurisdiction of the Federal District Court of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. Please disclose this exclusive forum provision in your prospectus. Provide risk factor disclosure discussing the potential impact on investors, including increased costs to bring a claim and that this provisions could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability by the Securities Act or the rules and regulations thereunder. As such, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision as to Securities Act claims. Additionally clarify whether this provision would apply to subsequent secondary purchasers.

Response: In response to the Staff’s comment, the Company has revised the disclosure to add the exclusive forum provision under Description of Capital Stock section and a risk factor discussing the potential impact on investors. Also, the Company has revised the disclosure to state that there is uncertainty as to whether a court would enforce such a provision as to Securities Act claims and clarify that such provision does not apply to subsequent secondary purchasers.

4.	Please refer to Item 6.15 of your Subscription Agreement. Please disclose the waiver of trial by jury in your prospectus, under "Description of Capital Stock," at page 45. Please also clarify if the provision applies to claims under the federal securities laws and whether or not these provisions would apply to secondary purchasers. To the extent this provision applies to claims under the federal securities laws, provide risk factor disclosure describing the attendant risks, including any question whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws. If this provision does not apply to federal securities law claims, please ensure that the jury trial waiver provision in the subscription agreement states this clearly.

Response: In response to the Staff’s comment, the Company has included disclosure under Description of Capital Stock section to clarify that the waiver of the right to jury trial would apply to claims under the U.S. federal securities laws to the extent permitted by law and that such waiver does not apply to secondary purchasers. The Company also added a risk factor describing the attendant risks.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Richard I. Anslow of Ellenoff Grossman & Schole LLP, at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP